

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 31, 2007

<u>**Via U.S. Mail and Fax**</u> **(785) 856-9700**
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

> RE: **Protection One, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2005**
> **Filed April 10, 2006**

Dear Mr. Nevin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director